TALLAHASSEE OFFICE _____ 2457 Care Drive		TAMPA OFFICE _____ 500 North Westshore Blvd, Suite 1010

Tallahassee, Florida 32308		Tampa, Florida 33609
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(850) 878-1230 Facsimile		(813) 289-1070 Facsimile
e-mail: tall@idhlaw.com	REPLY TO: TAMPA OFFICE	e-mail: tampa@idhlaw.com

April 22, 2005

United States Securities and Exchange	VIA EDGAR & FEDERAL EXPRESS
Commission
450 Fifth Street N.W.
Washington, DC 20549-0305
Attn: William Friar

RE:	FPB Bancorp, Inc.

Registration Statement on Form SB-2

Filed March 10, 2005

File No. 333-123229

Ladies and Gentlemen:

We are in receipt of the comments of the Securities and Exchange Commission (the “Commission”) to the Registration Statement on Form SB-2 of FPB Bancorp, Inc. (the “Company”) by letter dated April 8, 2005, to David W. Skiles and have set forth below our responses. Our responses correspond to the numbered items in the Commission’s letter. For your convenience, we have also inserted each of your comments above the corresponding response. We are transmitting herewith two clean copies of Amendment No. 1 (the “Amendment”) to the Registration Statement and two copies which are black-lined and reflect some of the comments in your letter.

General

1.	Please include an updated consent from your independent auditors when filing your amendment.

Response

An updated consent of the Company’s independent auditors has been included in the filing.

Summary: general - page 1

2.	Please consider adding a section at the beginning of the summary which describes the offering and the allocation of the funds raised.

United States Securities and Exchange Commission

April 22, 2005

Response

A section describing the Offering and the allocation of funds raised has been included in the summary.

Our Market - page 2

3.	In the second paragraph of this section, you have provided growth rate projections for Martin and St. Lucie Counties. Please disclose who has provided these forecasts and whether you paid for their production.

Response

The growth rate projections were provided by the Martin and St. Lucie Counties Chambers of Commerce and their production was not paid for by the Company.

Summary Consolidated Financial Data - page 5

4.	Under “Asset Quality Ratios,” please consider including the ratio of the allowance of loan losses to non-performing assets.

Response

The ratio of allowance of loan losses to non-performing assets has been included under “Asset/Quality Ratios”.

Risk Factors - page 6

5.	Please consider discussing the impact growth may have on your niche as a local community banking alternative to larger competitors, as discussed on page 1 of the Summary.

Response

We have added language to the second risk factor on page 6 in response to your request.

United States Securities and Exchange Commission

April 22, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations Credit Risk - page 18

6.	At the end of the paragraph, please express the non-performing assets as a percentage of total loans in addition to the dollar amount given.

Response

We have expressed non-performing assets as a percentage of total loans as requested.

Executive Compensation - page 46

7.	Reference is made to footnotes 5 and 6 to the Compensation Table. In future filings, if these amounts are significant, please elaborate on the context of these stock awards.

Response

The stock awards are not presently significant to total compensation, but if and when these amounts become significant, we will elaborate on the context.

Statements of Cash Flows - page F-6

8.	We note your disclosure on page 24 of principal reductions and participations sold. Please revise to separately disclose participations sold if material. Refer to paragraph 21 of FASB 104.

Response

The requested revision has been made.

Exhibit 5.1: Legal Opinion of Igler & Dougherty, P.A.

9.	Please file all outstanding exhibits, including this legal opinion, with the next amendment, if possible. They are subject to review, and the staff will need time for that review.

Response

The form of legal opinion has been included with this amendment.

United States Securities and Exchange Commission

April 22, 2005

In addition, please be advised that the Company intends to offer its 401K plan participants the opportunity to elect to participate in the Offering. A supplemental prospectus to be delivered only to plan participants, along with the Prospectus, has been included in this filing immediately following the Prospectus.

Also, the Company has included capsule numbers and disclosure for the first quarter of 2005 in a new Recent Developments section at the end of the Summary.

Please do not hesitate to contact the undersigned with any questions or further comments.

Very truly yours,

/s/ James J. Quinlan
James J. Quinlan

JJQ :cm